Horizon Bancorporation
900 53rd Avenue East
Bradenton, FL 34203

VIA FACSIMILE: 202-772-9208
and United States Mail

December 18, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street N. E.
Washington, DC 20549
Attention: Babette Cooper & John Nolan

Re:	Horizon Bancorporation, Inc.
Form 10K-SB for Fiscal Year Ended
December 31, 2006
Filed March 28, 2007
File No. 0-50748

Dear Mr. Nolan & Ms. Cooper:

We are in receipt of your letter dated December 17, 2007. Your comments will indeed assist us in complying with the relevant disclosure requirements and thus enhance the ability of our shareholders and the investing public to understand our business and performance.

Financial Statements

Consolidated Statement of Cash Flows, page F-5

We are aware that under paragraph 8(c) of SOP 01-06 once a decision is made to sell a loan, the loan should be reclassified to loans held for sale. However to date the Company has had no loans classified as loans held for sale at the end of a public reporting period. For example in 2006, we had one loan that was sold on August 25, 2006 and classified for sale on July 28, 2006, our reporting period ended on September 30, 2006 and as of that date we had no loans held for sale on our balance sheet. If that loan had not sold by September 30, 2006 it would have indeed been reported as held for sale on our period end balance sheet. In another instance, a loan was sold on November 17, 2006 and classified as held for sale on October 31, 2006, our reporting period ended December 31, 2006 and as of that date we had no loans held for sale on our balance sheet. If this loan had not been sold by December 31, 2006, it would have been reported on our year end balance sheet as held for sale.

We believe that our presentation in the "Statement of Cash Flows" is consistent with paragraph 9 of SFAS 102 because the loans sold are not held in a trading account as stated in paragraph 9. These loans are not "originated or purchased specifically for resale" and are not "held for short periods of time" and are therefore not "similar to securities in a trading account". Paragraph 9 goes on to say that "cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows". The Company believes that these loans "were acquired as investments" and as such according to paragraph 9 "cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans." Accordingly, no restatement of the statement of cash flow for December 31, 2006 is necessary.

We trust that the above adequately responds to your comments. Should you require additional information or clarification, please contact the undersigned.

Sincerely yours,

Kathleen M. Jepson, CFO
Horizon Bancorporation, Inc.